FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a or 15d - 16 of

the Securities Exchange Act of 1934

For the nine months ended September 30, 2005

Cableuropa, S.A.U.

(Registrant’s name)

333-10976

(Commission file number)

Edificio Belagua, calle Basauri 7-9,

Urbanización La Florida

28023 Aravaca,

Madrid, Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82    N/A

ONO GROUP

CABLEUROPA, S.A.U. AND SUBSIDIARIES

ONO GROUP

CABLEUROPA, S.A.U. AND SUBSIDIARIES

PART I - FINANCIAL INFORMATION

ITEM 1.   FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(€ thousand)

(Unaudited)

		At September 30,	At December 31,
	Note	2005	2004
ASSETS

Current assets
Cash		942	4,064
Short-term investments, net	2	1,015	9,475
Accounts receivable, net	3	64,131	54,142
Other current assets		2,549	966

Total current assets		68,637	68,647

Fixed assets
Start-up costs, net	4	8,581	10,228
Intangible assets, net	5	407,599	170,719
Tangible assets, net	6	1,724,944	1,414,422
Financial assets	7	305,928	280,564

Goodwill on consolidation	8	852	171,058

Deferred expenses, net		55,828	33,053

Total assets		2,572,369	2,148,691

LIABILITIES AND SHAREHOLDERS’ EQUITY

Short term debt	9	62,259	30,754
Accrued interest expense	9	10,979	15,443
Accounts payable	10	276,902	257,838
Other current liabilities		16,114	17,507

Total current liabilities		366,254	321,542

Long term debt	9	1,396,829	1,133,329

Other long term liabilities	11	42,111	46,060

Commitments and contingencies	12	18,410	9,213

Shareholders’ equity
Common stock	13	1,087,897	891,168
Share premium		337,746	337,746
Accumulated deficit, beginning of period		(639,715)	(509,188)
Net (loss) / profit for the period		(37,163)	(81,179)

Total shareholders’ equity		748,765	638,547

Total liabilities and shareholders’ equity		2,572,369	2,148,691

The accompanying notes are an integral part of these condensed consolidated financial statements.

ONO GROUP

CABLEUROPA, S.A.U. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

(€ thousand)

(Unaudited)

		Nine months ended
	Note	September 30, 2005	September 30, 2004
Revenues
Residential services		394,606	296,032
Business and other services		43,876	28,046
		438,482	324,078
Operating expenses
Cost of services		116,858	93,601
Selling, general and administrative expenses		156,663	118,268
Less costs capitalized as property and equipment		(16,732)	(13,879)
Depreciation and amortization		120,553	73,413

Total operating expenses		377,342	271,403

Operating profit		61,140	52,675

Amortization of goodwill on consolidation		(43)	(10,043)
Net financial expense		(83,863)	(79,004)
Revaluation EVC’s and other		(13,538)	—

Loss from ordinary activities		(36,304)	(36,372)

Extraordinary loss due to debt refinancing		(18,266)	(36,801)
Other extraordinary items, net		3,914	(5,297)
Net extraordinary (expense) / income	14	(14,352)	(42,098)

Loss before income taxes and minority interests		(50,656)	(78,470)

Income taxes credit		13,493	17,788

Loss before minority interests		(37,163)	(60,682)

Loss attributed to minority interests		—	2,197

Net loss for the period		(37,163)	(58,485)

The accompanying notes are an integral part of these condensed consolidated financial statements

ONO GROUP

CABLEUROPA, S.A.U. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(€ thousand)

(Unaudited)

	Nine months ended
	September 30, 2005	September 30, 2004
Operating activities
Net (loss) / profit	(37,163)	(58,485)
Adjustments to reconcile net loss to net cash used provided by activities
Depreciation and amortization*	120,564	83,456
Amortization and write off of deferred expenses	29,554	14,543
Deferred expenses	(10,632)	—
(Profit) / loss on sale of assets	—	(624)
Start-up costs, net	—	(6,089)
Commitments and contingencies	8,315	(1,687)
Tax (credit) / charge	(13,493)	(17,788)
Loss / (gain) on Notes repurchase	—	36,801
(Loss) / profit attributed to minority interests	—	(2,197)
Exchange rate difference in long term debt	(13,924)	(110)
Loss on financial instruments	—	1,912
Revaluation EVC’s and other	13.538	—
Other	1,523	1,022
	—
Changes in operating assets and liabilities
Short term investments	8,431	(5,263)
Accounts receivable	(9,989)	11,881
Other current assets	(1,415)	(50)
Accounts payable	14,063	15,204
Accrued interest and other current liabilities	(6,955)	(12,599)
Changes in working capital due to consolidation**	(46,118)	—
Net cash provided by / (used in) operating activities	56,299	59,927

Investing activities:
Purchases of property and equipment	(165,620)	(152,516)
Purchases of intangible assets and leasehold improvements	(5,569)	(6,012)
Proceeds from sale of fixed assets	—	1,665
Financial assets	(445)	20
Net cash used in investing activities	(171,634)	(156,843)

Financing activities
Cash contributions from shareholders	—	656
Drawdowns on senior bank facility, net	198,398	110,000
Short term credit lines	28,690	7,257
States subsidies	8,887	175
Debt related to Notes issuance, net	—	273,173
Cancellation of debt related to Notes	(121,661)	(276,135)
Financial instruments	—	(18,753)
Other debt	(1,134)	—
Net cash provided by financing activities	113,180	96,373

Increase / (decrease) in cash and cash equivalents	(2,155)	(543)
Cash and cash equivalents at beginning of period	4,093	1,317
Cash and cash equivalents at end of period	1,938	774

*                                         Includes amortization of goodwill.

**                                  Due to the acquisition and consolidation of Retecal.

ONO GROUP

CABLEUROPA, S.A.U. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(€ thousand, except share data)

(Unaudited)

	Number of shares	Common stock	Share premium	Accumulated deficit	Net profit / (loss) for the period	Total

Balance, December 31, 2004	891,167,929	891,168	337,746	(509,188)	(81,179)	638,547
Transfer of 2004 net loss	—	—	—	(130,519)	81,179	—
Capital increase	196,728,848	196,729	—	—	—	147,389
Net loss for the nine-months period	—	—	—	—	(37,163)	(37,163)
Balance, September 30, 2005	1,087,896,777	1,087,897	337,746	(639,715)	(37,163)	748,773

The accompanying notes are an integral part of these condensed consolidated financial statements

ONO GROUP

CABLEUROPA, S.A.U. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005

(€ thousand, except otherwise indicated)

(Unaudited)

1.                                     BASIS OF PRESENTATION

The primary activity of Cableuropa, S.A.U. and its consolidated subsidiaries (the “Group”), which operate under the ONO brand, is the operation of broadband cable television and telecommunications services networks in Spain.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Spain for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in Spain for complete financial statements, but in the opinion of management, they reflect all adjustments considered necessary (consisting of normal recurring items) for a fair presentation of the Group’s consolidated financial statements position and results of operations for the periods presented. These financial statements should be read in conjunction with the Group’s Form 20-F for the year ended December 31, 2004. Operating results for the nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

The accompanying unaudited condensed consolidated financial statements as of September 30, 2005 have been prepared in accordance with generally accepted accounting principles in Spain (“Spanish GAAP”). The format has been modified to adapt it to the format used in accordance with generally accepted accounting principles in the United States (“US GAAP”).

Accounting policies

For a description of the accounting policies applied in the preparation of these condensed consolidated financial statements see our annual report on Form 20-F for 2004 filed with the SEC on April 27, 2005.

Retecal Sociedad Operadora de Telecomunicaciones de Castilla y León, S.A.U. (“Retecal”)

In March 2005 Cableuropa, S.A.U. conducted a capital increase entirely subscribed by Grupo Corporativo ONO, S.A. (“GCO”) by contributing its shares representing 100% of the common stock of Retecal.  As a result, the accompanying consolidated statement of profit and loss includes the results generated by Retecal since January 1, 2005. This should be taken into account when comparing the information.

As of January 1, 2005 the consolidated balance sheet of Retecal and its subsidiaries was as follows:

At January 1,
2005
ASSETS
Current assets
Cash	176
Short-term investments, net	12,901
Accounts receivable, net	8,445
Other current assets	1,635

Total current assets	23,157

Fixed assets
Start-up costs, net	985
Intangible assets, net	20,490
Tangible assets, net	244,370
Financial assets	11,426

Goodwill on consolidation	42

Deferred expenses, net	3,103

Total assets	303,573

LIABILITIES AND SHAREHOLDERS’ EQUITY

Short term debt	1,729
Accrued interest expense	31
Accounts payable	69,243

Total current liabilities	71,003

Long term debt	148,921

Other long term liabilities	3,582

Commitments and contingencies	882

Participative loan	32,200

Shareholders’ equity
Common stock	161,712
Share premium	1
Accumulated deficit, beginning of period	(114,728)

Total shareholders’ equity	46,985

Total liabilities and shareholders’ equity	303,573

2.                                     SHORT-TERM INVESTMENTS, NET

	September 30, 2005	December 31, 2004

Investment in non consolidated companies	2,202	2,202
Option	682	—
Other short term investments	1,015	9,475
Provisions	(2,884)	(2,202)

Short term investments, net	1,015	9,475

American Options

In May 2005 the Group purchased two American euro call/USD put options, with the strike at USD 1.18 per euro 1.00 and final maturity on February 10, 2006 amounting to USD 63.0 million (the “American Options”). The mentioned amount is equivalent to the US dollar amount necessary to repurchase the remaining Notes due in 2011 at their first call date. A premium of euro 0.7 million was paid to the counterparties. The option has been fully provided for according to its market value as of that date.

3.                                     ACCOUNTS RECEIVABLE, NET

	September 30, 2005	December 31, 2004

Receivables from related parties	6,845	1,995
Accounts receivable and other debtors	72,876	46,866
Tax receivables	11,827	18,524
Allowance for doubtful accounts	(27,417)	(13,243)

Accounts receivable, net	64,131	54,142

4.                                     START-UP COSTS, NET

	September 30, 2005	December 31, 2004

Stock issuance costs, net	5,185	6,462
Leasehold improvements	3,396	3,766

Start-up costs, net	8,581	10,228

5.                                     INTANGIBLE ASSETS, NET

	September 30, 2005	December 31, 2004

Goodwill	492,749	193,334
Franchise acquisition costs	12,651	12,128
Computer software	50,802	42,752
Finance leases	7,243	1,911
Broadcast rights	366	—
Other intangible fixed assets	1,887	880

Total cost	565,698	251,005

Accumulated amortization	(158,099)	(78,549)

Provisions	—	(1,737)

Intangible assets, net	407,599	170,719

Goodwill included in the caption “Intangible assets, net” consists mainly of transfers of goodwill on consolidation as a result of the vertical mergers among Cableuropa, S.A.U. and its wholly-owned subsidiaries at the date of the vertical merger (see Note 8).

6.                                     TANGIBLE ASSETS, NET

	September 30, 2005	December 31, 2004

Network and technical equipment	2,058,912	1,658,804
Computer hardware	52,037	49,856
Other tangible fixed assets	33,242	16,078

Total operating tangible fixed assets	2,144,191	1,724,738

Payments on account and assets in course of construction	51,166	42,404

Total cost	2,195,357	1,767,142

Accumulated amortization	(427,166)	(289,408)

Provisions	(43,247)	(63,312)

Tangible assets, net	1,724,944	1,414,422

7.                                     FINANCIAL ASSETS

	September 30, 2005	December 31, 2004

Tax credit net of tax liabilities	254,069	242,756
Tax credit from related parties	50,009	36,516
Other financial investments	1,850	1,292

Financial assets	305,928	280,564

8.                                     GOODWILL ON CONSOLIDATION

Goodwill on consolidation registered until December 31, 2004 principally arose as a result of the Group’s corporate reorganizations in previous years whereby the parent company, Cableuropa, S.A.U., acquired additional shareholdings in its Spanish subsidiaries. Additionally, in the first quarter of 2005, the Group recorded a new Goodwill on consolidation amounting to euro 68.2 million related to the contribution of 100% of the shares of Retecal to the Group (see note 13).

On July 1, 2005 the public deed for the merger of Retecal, Retecal Interactiva, S.A.U., Mediterranea Norte Sistemas de Cable, S.A.U., Mediterranea Sur Sistemas de Cable, S.A.U. and Valencia de Cable, S.A.U.  was registered in the Mercantile Register of Madrid. With effect for accounting purposes from January 1, 2005, Cableuropa, S.A.U. assumed the rights and obligations of the merged companies, including concessions, licences and authorizations for the provision of cable broadcasting and telecommunications services in the areas in which the merged companies operated. The merged companies have been subsequently dissolved without liquidation.

As this merger is a vertical merger, as provided in Article 250 of the Spanish Companies Act (i.e. it has involved the absorption of a company wholly-owed by Cableuropa, S.A.U.) this operation has not given rise to a capital increase in the acquiring company.

As a result of the aforementioned transactions, €211.5 million gross Goodwill on consolidation and €41.3 million Accumulated amortization was transferred to Intangible assets, net.  The net movement of Goodwill on consolidation in 2005 is presented below:

Balance, December 31, 2004	171,058
Acquisition Retecal Group	68,246
Merger Valencia de Cable	(55,104)
Merger Mediterranea Sur	(67,335)
Merger Mediterranea Norte	(47,725)
Merger Retecal	(68,204)
Merger Retecal Interactiva	(42)
Less amortization of the period	(42)
Balance, September 30, 2005	852

9.                                     SHORT AND LONG TERM DEBT

Type of debt	Average interest rate during 2005	Maximum available as of September 30,2005	Short term debt as of September 30,2005	Long term debt as of September 30, 2005	Total debt	Accrued interest expenses

Debt with credit entities:

February 2005 senior bank facility	4,65%	1,200,000	—	1,013,000	1,013,000	908
Leasing	4,85%	—	1,562	1,988	3,550	—
Mortgage loan	3,53%	2,748	333	2,415	2,748	—
Other credit facilities	3,00%	68,500	55,227	—	55,227	344

			57,121	1,017,403	1,074,525	1,252

Other debt:

Debt related to Notes issued			—	340,955	340,955	9,727
State subsidies and other			5,137	38,471	43,608	—

Total other debt			5,137	379,426	384,563	9,727

Total debt			62,259	1,396,829	1,459,088	10,979

a)                                       February 2005 senior bank facility

On February 9, 2005, Cableuropa, S.A.U. and Retecal as borrowers and both companies and their subsidiaries as guarantors, entered into an agreement with a series of banks as arrangers of a senior bank facility to provide financing of up to euro 1,250 million. The facility bears interest at Euribor plus a margin and its final maturity date is December 31, 2012.

The facility is intended to fund the refinancing of the former senior bank facilities of Cableuropa, S.A.U. and Retecal, the refinancing of certain bank guarantees counter-guaranteeing part of the Group’s subsidized financing and to fund the network construction, capital expenditure and working capital requirements.

Arrangement and underwriting fees paid have been accounted for as deferred expenses. A commitment fee on the undrawn amount is payable quarterly in arrears. Facility agent and security agent fees are also payable.

As security for the February 2005 senior bank facility, the lenders thereunder have been granted a first-ranking security interest in:

•                  Cableuropa’s own shares and the shares of its subsidiaries and of Retecal;

•                  insurance policies; and

•                  charges over certain subordinated debt

The granting of these security interests is a condition precedent for availability of funds under the facility.

The February 2005 senior bank facility also contains other terms, including terms providing for voluntary prepayment; mandatory prepayment in certain circumstances; financial and performance covenants; covenants which, among other things, restrict certain transactions, and events of default in certain circumstances.

In July 2005, we entered into an interest rate swap agreement to hedge our exposure to variable interest rate obligations related to a principal amounting to euro 500 million over the following five years.

On November 4, 2005 and in connection with the Auna Telecomunicaciones, S.A.U. (“Auna Tlc”) acquisition (see Note 15), the February 2005 senior bank facility was refinanced.

b)                                      Other credit facilities

The Group has a series of short term credit lines, with different credit entities, which usually bear interest at EURIBOR plus a margin.

c)                                      Debt related to Notes issued

Debt related to Notes issued corresponds to the multi borrower credit facilities and the Note proceeds loans between the Group and ONO Finance Plc (the issuer) in relation to the Notes issued by the latter.

The principal activity of ONO Finance Plc, established in England and Wales, is the issuance of debt securities and the on-lending of the proceeds of such debt offerings to the Group. ONO Finance Plc is 2% owned by Cableuropa, S.A.U.

Cableuropa is the obligor and guarantor under each of the indentures governing the Notes.  These guarantees are provided, in each case, on a joint and several basis.

Since May, 1999, ONO Finance Plc has issued different tranches of securities in the form of Senior Subordinated Notes (the “Notes”), which are listed on the Luxembourg Stock Exchange.

Details of outstanding Notes as of September 30, 2005 are as follows:

Issue date	Number of Notes	Face value per Note	Annual coupon	Maturity
9 February 2001	58,920	1,000 USD	14%	15 February 2011
9 February 2001	8,038	1,000 EURO	14%	15 February 2011
7 May 2004	180,000	1,000 EURO	10.5%	15 May 2014
7 May 2004	100,000	1,000 EURO	floating rate (1)	15 May 2014

 (1)                               3-month Euribor + 8.5%

All coupons are payable semi-annually except for the floating rate Notes due in 2014 which are payable quarterly.

The Notes mature 10 years after each issue, but the issuer has the right, at its own discretion, to repay them in advance, subject to certain conditions, from the fifth anniversary of their issue (except for the floating rate Notes due in 2014 which can be repaid in advance, subject to certain conditions, from the second anniversary of their issue).

On July 15, 2005, 43,888 Notes maturing on 15 July 2010 were repurchased by paying a premium of 7% of their principal amount; the premium paid amounted to euro 3.1 million.

On August 30, 2005 69,814 Notes maturing on 15 July 2010 were repurchased by paying a premium of 7% of their principal amount; the premium paid amounted to euro 4.9 million.

Multi borrower credit facilities (MBCF) and Note proceeds loans

In connection with, and on the same date of, each of ONO Finance Plc’s Notes issues, ONO Finance Plc on-lent the proceeds of such issues to the Group in the form of MBCF’s or Note proceeds loans.  In accordance with the MBCF’s and the Note proceeds loans, the Group agreed to pay ONO Finance Plc:

•                                          the total face value of the Notes at their maturity, being the issue value of the Notes plus a management and reimbursement fee (“MRF”), that matches the Notes discounts, to be paid at maturity, and

•                                           interest to payments equal to coupon payments on the Notes plus a margin.

An analysis of the outstanding MBCF’s and Note proceeds loans as at September 30, 2005, is a follows:

		Euro or USD thousand (as applicable)				Euro thousand (except interest rates)
Maturity	Currency	Principal	Issue Premium(1)	Repurchase premium(2)	Total debt	Total debt(3)	Coupon(4)	Accrued interest expenses

2011	USD	50,791	8,129	4,124	63,044	52,354	16.252%	1,081
2011	EURO	6,929	1,109	563	8,601	8,601	16.252%	140
2014	EURO	180,000	—	—	180,000	180,000	10.50%	7,147
2014	EURO	100,000	—	—	100,000	100,000	variable (5)	1,359
						340,955		9,727

(1)                                  Registered as deferred expense and amortized on a straight-line basis during the estimated life of each contract.

(2)                                  Relates to the Group intention of canceling the 2011 Notes in advance.

(3)                                  Notes nominated in USD have been converted applying the official exchange rate published by the ECB on September 30, 2005 of euro 1.00 = USD 1.2042

(4)                                  Coupon payable on principal.

(5)                                  3-month Euribor + 8.5%

d)                                       State subsidies

As part of the Spanish Program for the Promotion of Technology Innovation (PROFIT), the Group obtained subsidies from the Ministry of Industry, Tourism and Commerce to finance the development of certain technology innovation projects. These subsidies are characterized as long term loans, most of them maturing in five equal annual installments starting on the third anniversary of the grant. These loans bear no interest and the obligations thereunder are supported by bank guarantees and deposits. These loans are to be repaid between 2005 and 2012.

10.                               ACCOUNTS PAYABLE

	September 30, 2005	December 31, 2004

Commercial suppliers	129,150	105,595
Taxes and social security	16,512	14,419
Fixed asset suppliers	120,581	129,540
Other short term creditors	10,659	8,284

	276,902	257,838

11.                               OTHER LONG TERM LIABILITIES

	September 30, 2005	December 31, 2004

Foreign exchange deferred income	3,103	20,598
EVCs and other	39,000	25,462
Other	8	—

Other long term liabilities	42,111	46,060

Deferred income

Deferred income as of September 30, 2005 and December 31, 2004 mainly comprises the unrealized gains on exchange rate associated with the multiborrower credit facilities denominated in US dollars (see note 9.c).

In the first half of 2005, foreign exchange gains amounting to euro 13.9 million have been recorded in the consolidated statement of profit and loss following the acquisition of two American Options (see notes 2 and 14).

Equity Value Certificates (EVCs)

Together with the issuance of the 2009 Notes and the 2011 Notes, ONO Finance Plc issued EVCs. These EVCs are guaranteed by Cableuropa, S.A.U. The EVCs entitle their holders to receive cash payments linked to the value of Cableuropa’s shares, which are payable under certain circumstances. The EVC’s are revalued annually.  As a result of a revaluation in 2005, the Group recognized a €13.5 million revaluation expense.

12.                               PROVISION FOR COMMITMENTS AND CONTINGENCIES

	September 30, 2005	December 31, 2004

Provision for discontinued operations in Portugal	3,440	3,628
Other provisions for liabilities and charges	7,682	5,585
Phantom Stock Plan	7,288	—

Total provision for commitments and contingencies	18,410	9,213

13.                               SHAREHOLDERS’ EQUITY

The share capital in Cableuropa, S.A.U. as of June 30, 2005 is euro 1,087,896,777 and consists of 1,087,896,777 fully subscribed and paid shares with a par value of euro 1 each.

The shares of Cableuropa, S.A.U., owned by its sole shareholder GCO are pledged to secure the February 2005 senior bank facility disclosed in note 9.

On March 11, 2005, Cableuropa, S.A.U. agreed an increase of its share capital, that was fully subscribed by GCO through the contribution of 100% of the shares of Retecal which in turn was the sole shareholder of Retecal Interactiva, S.A.U. On July 1, 2005 Retecal and Retecal Interactiva, S.A.U. merged with Cableuropa, S.A.U.

14.                               NET EXTRAORDINARY RESULT

In February 2005, the Group replaced its existing senior bank facility with a new facility with a later maturity date (see note 9). As a result, as of the nine months ended September 30, 2005, the Group wrote off the deferred expenses associated with the former senior bank facility amounting to euro 18.3 million, which is shown in the consolidated statement of profit and loss under the caption “net extraordinary expense”.

During the second quarter of 2005 as a consequence of the commitment in the February 2005 senior bank facility to repurchase the Notes issued in USD due on 15 February 2011 at its first call date and the purchase of the American Options (see note 2), the minimum exchange rate profit arisen in the mentioned Notes has been recognized as extraordinary expense in the consolidated statement of profit and loss in an amount of euro 13.9 million.

The estimated increase in the value of the liability under the Phantom Stock Plan in the amount of €7.3 million as of September 30, 2005 has been recognized as extraordinary expense in the consolidated statement of profit and loss.

15.                               SUBSEQUENT EVENTS

Auna acquisition

On November 4, 2005 Cableuropa, S.A.U., completed the acquisition of 100% of Auna Tlc for €2,251 million (the “Auna Acquisition”).  Of this amount, €215 million will be paid in January 2008.  Auna Tlc is a provider of integrated telephony, broadband Internet, cable television and wholesale services in Spain.

The Auna Acquisition was financed in part by an equity contribution provided to GCO (which was funded through equity contributions from a group of financial sponsors comprising JPMorgan Partners, Providence Equity Partners, Thomas H. Lee Partners and Quadrangle Capital Partners), €955 million of which, in turn, was provided to Cableuropa by GCO in the form of a participative loan. The remainder of the financing for the acquisition was provided by a €3,500 million financing package, of which €2,297 million was drawn on the date of the Auna Acquisition.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following information together with our unaudited condensed consolidated financial statements and the related notes included in this report. This discussion may contain forward-looking statements, including those described in the “Forward-Looking Statements” section below, that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of, among others, the factors described in the “Risk Factors” section in our most recent annual report on Form 20-F and elsewhere in this report. Except as may be required by applicable law, we will not publicly update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Overview

We are the leading alternative provider of integrated telephony, broadband Internet, and cable television services to residential and business customers in Spain. We commenced operations in 1998 and, since that time, have pursued a strategy of rapid penetration generating multiple revenue streams to grow our business.

During 2004, GCO, our corporate parent, acquired 100% of Retecal, which holds the cable telecommunications and television franchise for the region of Castilla y León. In March 2005, Cableuropa performed a capital increase of 196,728,848 shares that was fully subscribed by GCO in exchange for the contribution of 100% of the capital stock of Retecal, following which Cableuropa became the sole shareholder of Retecal. In March 2005, Cableuropa delivered to the Mercantile Register the vertical mergers projects for Mediterranea Norte, Mediterranea Sur, Valencia and Retecal, all wholly-owned subsidiaries of Cableuropa. The vertical mergers were formalized on July 1, 2005. For accounting purposes, Retecal has been consolidated into the Group since January 1, 2005.  The acquisition of Retecal has substantially affected our results of operations in 2005.

As of September 30, 2005, we had 856,105 residential customers and 24,984 primarily small and medium-sized business customers. During the nine months ended September 30, 2005, we generated revenue of €438.5 million and EBITDA of €181.7 million, resulting in an EBITDA margin of 41.4%. During the nine months ended September 30, 2004, we generated revenue of €324.1 million and EBITDA of €126.1 million, resulting in an EBITDA margin of 38.9%.

As of September 30, 2005 we marketed to over 2.8 million homes. Our current addressable market is 7.0 million homes and 0.8 million businesses, representing approximately 34% of the 20.8 million homes and 29% of the 2.8 million businesses in Spain. We believe our franchise areas, especially those in our Mediterranean cluster, are growing rapidly both in terms of the number of homes built each year and gross domestic product per capita. We are continuing to expand our network in areas with attractive revenue potential.

Recent Developments

On November 4, 2005, we acquired Auna Tlc for a total purchase price of €2,251 million, €215 million of which will be paid in January 2008 (such amount, the “Deferred Acquisition Price”).  The Auna Acquisition was financed through borrowings under a €3,500 million financing package and a participative loan of €955 million from GCO (which was funded through equity contributions from a group of financial sponsors comprising JPMorgan Partners, Providence Equity Partners, Thomas H. Lee Partners and Quadrangle Capital Partners).

On October 27, 2005, in connection with the Auna Acquisition, we entered into a €3,500 million financing package.  The €3,500 million financing is structured as follows:

•                  €3,100 million New Senior Facility;

•                  €110 million Subordinated Facility;

•                  €270 million Subordinated High Yield Bridge Facility; and

•                  €20 million Participative Loan (junior to all other debt).

The new €3,500 million financing package financed the Auna Acquisition, refinanced the February 2005 senior bank facility and provides sufficient funding for the enlarged ONO group (which includes Auna Tlc) to reach free positive cash flow.

Because the Auna Acquisition closed and drawdowns under the various facilities described above occurred on November 4, 2005, no impacts or events related to these transactions have been reflected or considered in the trend discussion below.

On December 2, 2005, ONO Finance Plc launched a tender offer in connection with a change of control to purchase any and all outstanding 2011 Notes.  The MBCF’s for the 2011 Notes will be cancelled in an amount equivalent to the Notes accepted as a result of such tender offer.

Factors Affecting Our Business

Our residential services accounted for 90% of our total revenues for the nine months ended September 30, 2005; business and other services accounted for the remaining 10%.

The following table sets forth certain information with respect to our network and services and the percentage change from period to period for each of the periods indicated.

	September 30, 2005	September 30, 2004	Percentage change

Residential:
Homes passed	3,055,498	2,206,388	38.5%
Homes released to marketing	2,777,133	1,945,674	42.7%
Percentage of homes passed	90.9%	88.2%	2.7	pp(4)
Penetration	30.7%	33.2%	(2.5	)pp
Customers	856,105	646,235	32.5%
ARPU (in euro)(1)	51.9	52.5	(1.1)%
RGUs(2)	1,608,975	1,206,203	33.4%
RGUs per customer	1.88	1.87	0.01	pp
Churn(3)	16.5%	13.4%	3.1	pp
Revenue (in euro millions)	394.6	296.0	33.3%
Business:
Customers	24,984	16,088	55.3%
Revenue (in euro millions)	43.9	28.1	56.2%

(1)	ARPU is the monthly ARPU for the last quarter in each of the periods presented in the table.

(2)	RGUs are revenue generating units where each customer is counted as a revenue generating unit for each service for which such customer subscribes.

(3)	Churn is a measure of the number of customers who stop using our services.

(4)	PP are “percentage points”.

The following are the key factors affecting our business:

Customers.  Our residential customer base (which includes small office and home office customers) increased by 32.5% reaching 856,105 customers as of September 30, 2005. This growth in residential customers reflects three factors: (i) the Retecal customer base acquired, which amounts to 120,764 customers as of September 30, 2005; (ii) the increase in the number of homes passed and (iii) the increase in the percentage of homes passed that have been released to marketing. We have continued to build-out our network and increased the take-up of services in areas already built-out. In addition, the growth in customers reflects the improved efficiency with which we are able to release to marketing the homes passed, reaching 90.9% in 2005 versus 88.2% in 2004. Penetration decreased to 30.7% as of September 30, 2005, as compared with 33.2% as of September 30, 2004, mainly due to the lower penetration rates in Retecal.

We continue to focus on improving our customer service and enhancing our service offerings to existing and new customers in an effort to manage our customer churn rate. However, our churn rate was 16.5% in the third quarter of 2005 as compared with 13.4% for the same period in 2004 principally as a result of a combination of increased competition and the inclusion of Retecal in our 2005 results.

Our focus on marketing to small and medium sized enterprises has resulted in an increase in our business customer base to 24,984 customers as of September 30, 2005 from 16,088 as of September 30, 2004.

ARPU.  ARPU is a measure we use to evaluate how effectively we are realizing revenues from each of our customers. ARPU for residential services decreased by 1.1% to €51.9 for the third quarter of 2005 from €52.5 for the third quarter of 2004. This decrease is attributable primarily to the incorporation of Retecal figures.

RGUs.  As with ARPU, we use RGUs per customer as a measure of how effectively we are realizing potential revenues from each customer. We encourage our residential customers to subscribe to more than one service by offering a variety of packages, each of which includes a variable combination of telephony, Internet and cable television services at a price that is generally lower than the aggregate price of these services purchased on an individual basis from us or our main competitors. We also offer our business customers packages that include a combination of voice and data services. As of September 30, 2005, 24% of our total residential customers received three services and approximately 65% received either two or three services, resulting in a RGUs per customer rate of 1.88 versus 1.87 as of September 30, 2004.

Results of Operations for the Nine Months Ended September 30, 2005 and 2004

The following table sets forth certain summary financial information and the percentage change from period to period for each of the periods indicated.

	Nine Months Ended September 30,		Percentage Change
	2005	2004	2005/2004
	(euro in millions, except percentages)

Revenues	438.5	324.1	35.3%
Operating expenses	(377.4)	(271.4)	39.0%
Operating profit	61.1	52.7	15.9%
Amortization of goodwill	0	(10.0)	(100.0)%
Net financial expense	(97.4)	(79.0)	23.3%
Net extraordinary income/(expense)	(14.4)	(42.1)	(65.8)%
Profit/(loss) before income tax and minority interests	(50.7)	(78.5)	(35.4)%
Income tax credit/(charge)	13.5	17.8	(24.1)%
Profit/(loss) before minority interests	(37.2)	(60.7)	(38.7)%
Loss attributed to minority interest	0	2.2	(100.0)%
Net profit/(loss) for the year	(37.2)	(58.5)	(36.4)%

Revenues

Our revenues are derived from residential services (which are comprised of revenue from residential telephony, residential Internet and cable television services) and business services (which are comprised of voice and data services to business customers mainly in our franchise areas).

Our revenues have increased during the periods under review. The following table sets forth our revenues derived from residential services and business services, their proportion of total revenues and the percentage change from period to period for each of the periods indicated.

	Nine Months Ended September 30,		Percentage Change
	2005	2004	2005/2004
	(euro in millions, except percentages)

Residential services	394.6	296.0	33.3%
Proportion of total revenues	90.0%	91.3%	n/a
Business and other services	43.9	28.1	56.2%
Proportion of total revenues	10.0%	8.7%	n/a
Total revenues	438.5	324.1	35.3%

Residential Services

Residential revenues comprise monthly fees and initial connection charges from our residential services; usage charges from our residential telephony services; sales of cable modems from our residential Internet Services; and set top box rental charges and variable fees for pay-per-view services from our cable television services.  The following table sets forth revenues and certain other information from residential services, and the percentage change from period to period:

	Nine Months Ended September 30,		Percentage Change
	2005	2004	2005/2004

Total revenue from residential services (euro in millions)	394.6	296.0	33.3%
Customers	856,105	646,235	32.5%
RGUs:
Residential telephony	750,022	600,913	24.8%
Residential Internet	398,364	244,703	62.8%
Broadband Internet	396,901	240,871	64.8%
Narrowband Internet	1,463	3,832	(61.8)%
Cable television	460,589	360,587	27.7%
Digital services	334,689	149,910	123.3%
Analog services	125,900	210,677	(40.2)%
RGUs per customer	1.88	1.87	0.01	pp
Penetration:
Customer	30.7%	32.2%	(2.5	)pp
Residential telephony	26.9%	30.9%	(4.0	)pp
Residential Internet	14.4%	12.6%	1.8	pp
Broadband Internet	14.3%	12.4%	1.9	pp
Narrowband Internet	0.1%	0.2%	(0.1	)pp
Cable television	16.6%	18.5%	(1.9	)pp
Digital services	12.1%	7.7%	4.4	pp
Analog services	4.5%	10.8%	(6.3	)pp
ARPU (in euro)(1)	51.9	52.5	(0.6)%
Churn	16.5%	13.4%	3.1	pp

(1)      ARPU is the monthly ARPU for the last quarter in each of the periods presented in the table

Revenues derived from our residential services increased during the periods under review.  The principal factors behind the increase in our revenue have been the substantial increase in our residential customer base due to the acquisition of Retecal, the continued build-out of our network and the introduction of new higher value services. While telephony continued to account for the largest portion of our RGUs, the substantial increase in broadband Internet RGUs and the launch of our digital television services have also had an impact on our revenues.  Our residential Internet penetration increased to 14.4% in the third quarter of 2005 from 12.6% in the same period of 2004, primarily reflecting the acquisition of new broadband Internet customers, which was partially offset by the integration of Retecal, which had lower penetration rates.  As of September 30, 2005, approximately 99.6% of our total Internet customers subscribed to broadband Internet services, as compared to approximately 98.4% as of September 30, 2004.  We believe that broadband Internet services are an increasingly popular service for our customers and expect our penetration for this service to increase.  Total penetration of cable television services declined to 16.6% as of September 30, 2005 as compared to 18.5% as of September 30, 2004, mainly due to the incorporation of Retecal figures with lower penetration rates.

Business and other services

Revenues from business services are derived from fees paid by business customers, principally small and medium sized enterprises, for voice and data services, which we offer individually or as a package, and from telephony usage.

	Nine Months Ended September 30		Percentage Change
	2005	2004	2005/2004

Business:
Customers	24,984	16,088	55.3%
Revenue (in euro millions)	43.9	28.1	56.2%

The increase in revenues from business and other services and in the number of business customers during the nine months ended September 30, 2005 principally reflects the incorporation of Retecal figures, the increase in our business services customer base as a result of the continued development of our network, the improving reputation of ONO in the business market and an increased focus on acquiring small and medium sized enterprise customers.

Operating Expenses

Our operating expenses are comprised of cost of services; selling, general and administrative expenses; costs capitalized as property and equipment; and depreciation and amortization. The following table sets forth our operating expenses and the percentage change from period to period for each of the periods indicated.

	Nine Months Ended September 30		Percentage Change
	2005	2004	2005/2004
	(euro in millions, except percentages)

Cost of services	116.9	93.6	24.9%
Selling, general and administrative	156.7	118.3	32.4%
Cost capitalized as property and equipment	(16.7)	(13.9)	20.1%
Depreciation and amortization	120.5	73.4	64.2%
Total operating expenses	377.4	271.4	39.0%

Our operating expenses increased by 39% during the nine months ended September 30, 2005 to €377.4 million as compared with €271.4 million during the nine months ended September 30, 2004. The increase of our operating expenses mainly reflects the incorporation of Retecal figures and the increase in our customer base.

Cost of Services. Cost of services principally consists of interconnection and backbone network costs for telecommunications services, Internet connectivity costs, the cost of the cable modems we sell, fiber, circuit and duct renting expenses and programming fees for cable television programming services. Interconnection costs for telephony services are generated by calls made by our customers that terminate outside our network. Internet connectivity costs mainly consist of fees for the bandwidth used for our Internet transit outside of Spain. Cable television programming fees consist primarily of fees paid to commercial broadcasters to distribute their cable television content and fees paid to distribute movies and soccer on a pay-per-view basis. Cost of services increased during the periods under review, which mainly reflects the incorporation of Retecal figures and the increase in our customer base. However, our cost of services decreased as a percentage of total revenues to 26.6% for the nine months ended September 30, 2005 as compared to 28.9% for the nine months ended September 30, 2004. This decrease reflects economies of scale, which reduced our costs of interconnecting our telephony services and our Internet transit and cable television programming and the increased proportion of higher margin products, such as broadband Internet services, within our portfolio of services offered.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses consist principally of expenses related to wages and salaries and other operating expenses, including professional services, marketing and selling expenses, network operation and maintenance, information systems, administrative overhead and billing costs. As a percentage of total revenues, selling general and administrative expenses were 35.7% in the nine months ended September 30, 2005 as compared with 36.5% in the nine months ended September 30, 2004. The reduction in selling, general and administrative expenses as a percentage of revenues reflects economies the scale, renegotiation of contracts and our focus on cost management despite the continued expansion of our business during the periods under review.

Costs Capitalized as Property and Equipment.  We capitalize direct labor costs associated with the development and construction of our network. The increase in costs capitalized as property and equipment during the periods under review reflects the incorporation of Retecal figures.  However, Costs Capitalized as Property and Equipment decreased as a percentage of Selling, General and Administrative Expenses, from 11.7% for the nine months ended September 30, 2004, to 10.7% for the same period in 2005.

Depreciation and Amortization.  Depreciation and amortization expense is principally related to the depreciation of our network, customer premise equipment and installation costs incurred in connection with the addition of new subscribers, and to the amortization of intangible assets. During the nine months ended September 30, 2005, depreciation and amortization expense increased mainly as consequence of the incorporation of Retecal figures and a substantial increase in intangible assets resulting from the transfer of goodwill discussed below.

Operating Profit

We calculate operating profit as revenue minus operating expenses. Operating profit in the nine months ended September 30, 2005 increased by 15.9% to €61.1 million from €52.7 in the nine months ended September 30, 2004. This improvement reflects the increase in revenues which outweighed the increase in operating expenses during the periods under review for the reasons discussed above.

Amortization of Goodwill on Consolidation

Between 1999 and 2001 most of the minority shareholders in our subsidiaries exchanged their interest in the relevant subsidiary for ordinary shares of Cableuropa. We booked goodwill on consolidation as a result of this reorganization. Thereafter, our wholly owned operating subsidiaries were merged into Cableuropa, which assumed all of their assets and liabilities. As a result, the goodwill on consolidation associated with the merged companies was transferred from goodwill on consolidation to intangible assets (which is amortized under “depreciation and amortization” discussed above).

Net Financial Expense

Net financial expense was €97.4 million in the nine months ended September 30, 2005, a 23.3% increase compared to the €79.0 million incurred in the nine months ended September 30, 2004, mainly due to the increase in debt, the revaluation of the EVC’s, and the incorporation of Retecal figures.

Net Extraordinary Income/(Expense)

We recognized net extraordinary income of €14.4 million during the nine months ended September 30, 2005. The principal components of this net extraordinary income were:

•                                          Extraordinary expense of €18.3 million resulting from the write off of the deferred expenses related to the 2001 Senior Bank Facility replaced in February 2005;

•                                          Extraordinary expense of €7.3 million arising from the provision for the Phantom Stock Plan; and

•                                          Extraordinary income of €13.9 million recognized as a consequence of a commitment in the February 2005 Senior Bank Facility to repurchase the U.S. dollar 2011 Notes and the purchase of American Options. This amount represents the minimum exchange rate profit that will result from the redemption.  The Group purchased two American euro call/USD put options, with the strike at USD 1.18 per euro 1.00 and maturity on February 10, 2006 amounting to USD 63.0 million. This amount is equivalent to the redemption price of the remaining U.S. dollar Notes due in 2011 at their first call date.

Income Tax

Since we commenced operations, we have incurred losses in every year except 2003. We book the related tax credits in our financial statements. In the nine months ended September 30, 2005 we generated a net tax credit of €13.5 million. Under Spanish corporate income tax law, tax losses can generally be carried forward for up to 15 years from the date such losses where incurred. We do not anticipate paying any income taxes for the next several years, as our outstanding tax loss carry forwards can be used to offset any future taxable income.

Liquidity and Capital Resources

Our liquidity requirements arise primarily to meet our ongoing debt service obligations and working capital requirements until the time when we expect to achieve positive cash flow.  Our principal sources of funds are cash flow from operations, borrowings under our New Senior Facility and borrowings under other financing agreements. Subject to no material changes in our operations or in our operating environment, we believe that our sources of funding will be sufficient to fund our liquidity requirements.

Capital Expenditures

Our business is capital intensive. We incurred capital expenditures of €165.6 million and €152.5 million, during the nine months ended September 30, 2005 and September 30, 2004, respectively. These capital expenditures were funded primarily with EBITDA and drawings under our February 2005 Senior Bank Facility and 2001 Senior Bank Facility, respectively. The February 2005 Senior Bank Facility was refinanced on November 4, 2005 by the New Senior Facility.

Our capital expenditure is principally related to network build-out, set-top box purchases and installations. A substantial portion of this capital expenditure relates to the discretionary extension of our network. In the short term, we believe we could defer a significant portion of these discretionary costs if liquidity were limited before significant network performance issues would arise. In the longer term, we would need to continue a certain level of investment to maintain the level of service and performance we seek to offer our customers.

Financing Arrangements

In addition to cash flow from our operating activities, our other sources of liquidity include short and long term debt facilities and cash on hand. In connection with the completion of the Auna Acquisition and the refinancing of the February 2005 senior bank facility, we borrowed approximately €1,897 million and had approximately €1,203 million of borrowing availability under the New Senior Facility as at November 4, 2005.  We expect to incur additional indebtedness, principally from drawings under the €3,100 million New Senior Facility, in the future principally to fund our interest expenses and working capital needs.

Quantitative and Qualitative Disclosure about Market Risk

Market risk represents the risk of changes in the value of financial instruments, derivative or non-derivative, caused by fluctuations in foreign currency exchange rates and interest rates.

It is our treasury policy to monitor and manage exposure to variable interest rate risk and foreign currency exchange rate risk by managing the amount of our outstanding variable interest bearing debt and foreign currency liabilities. In order to reduce such interest rate risk and foreign currency exchange rate exposure, and as market conditions warrant, we and our affiliates may enter into currency or interest rate hedging transactions and may purchase or trade the Notes from time to time in privately negotiated or open market transactions using funds available to us.

Interest Rate Sensitivity

Borrowings under the New Senior Facility, the Subordinated Facility, the Subordinated Bridge Facility and the Participative Loan bear interest at a floating rate determined by reference to EURIBOR plus a margin. In addition, on May 7, 2004 ONO Finance issued €100 million of floating rate notes, priced at three months EURIBOR plus a margin, the proceeds of which were lent to us on substantially the same terms. Accordingly, we have significant exposure to risk due to fluctuations of interest rates.

Under the terms of our New Senior Facility we were committed to cover, by the end of April 2006, approximately 50% of our interest rate exposure under tranches A, B, D and I of the New Senior Facility for at least three years, of which €500 million is already covered pursuant to an interest rate swap agreement that we entered into on July 20, 2005.

Foreign currency exchange rate sensitivity

Our only current exposure to foreign exchange rate sensitivity is with respect to our 2011 USD Notes.  We have a cross-currency swap signed in prior years with the purpose of hedging 100% of the exposure on interest payments on the outstanding 2011 USD Notes.  In addition, in May 2005 we purchased the American Options, which cover the US dollar amount necessary to repurchase the 2011 USD Notes at their first call date in 2006.  The New Senior Facility requires us to redeem all outstanding 2011 USD Notes on or prior to December 31, 2006.  We therefore believe that we are not materially exposed to foreign currency exchange risk.

Effect of Inflation

We do not currently believe that our business will be affected by inflation to a significantly different extent than the general economy. However, we cannot assure you that inflation will not have a material adverse effect on our business in the future.

New Accounting Standards

No new Spanish GAAP standards have been issued that significantly affect our financial statements.

Forward-Looking Statements

This report contains forward-looking statements. These forward-looking statements include all matters that are not historical facts, regarding future events or prospects. Statements containing the words “believe,” “expect,” “intend,” “anticipate,” “will,” “positioned,” “project,” “risk,” “plan,” “may,” “estimate” or, in each case, their negative and words of similar meaning are forward-looking statements.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual financial condition, results of operations and cash flows, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this report. In addition, even if our financial condition, results of operations and cash flows, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods. Important facts that could cause our actual results of operations, financial condition or cash flows to differ from our current expectations include, but are not limited to:

•                                          our ability to generate sufficient cash flow to fulfill our debt obligations;

•                                          our substantial leverage and ability to service our debts;

•                                          our incurrence of substantially more debt;

•                                          our failure to meet our financial covenants under the New Senior Facility or the Subordinated Facility;

•                                          restrictions imposed by our debt obligations and their limitation on our ability to take certain actions;

•                                          the occurrence of a change of control;

•                                          our failure to be profitable in the future;

•                                          changes in the accounting standards under which we prepare our financial statements;

•                                          our failure to generate sufficient cash flow to fund our operations or capital expenditures;

•                                          our failure to ensure sufficient access to premium programming;

•                                          difficulties we may encounter in finalizing the integration of Auna or any future acquisition targets and the extent to which it is necessary to devote significant management time and capital resources to any acquired business;

•                                          our limited financial and other information about Auna;

•                                          our failure to introduce successfully enhanced products and services;

•                                          our reliance on others to provide us with mission critical hardware and software;

•                                          our dependence on third-party technology for the operation of our conditional access system;

•                                          our ability to avoid unanticipated network downtime;

•                                          customer churn, or the effect of customer churn, adversely affecting our business;

•                                          our failure to maintain and upgrade our network;

•                                          our failure to retain our key employees;

•                                          competition from other companies in our industry and our ability to retain or increase our market share;

•                                          the anticipated growth of the telecommunications, Internet access and cable television industries in Spain;

•                                          the effect of changes in the regulatory environment on the telecommunications and cable television industries in Spain; and

•                                          litigation risks that may have a material adverse effect on our results of operations.

Consequently, our current business plan, anticipated actions and future financial condition, results of operations and cash flows, as well as the anticipated development of the industry in which we operate, may differ from those expressed in any forward-looking statements made by us. These forward-looking statements are uncertain and we cannot assure you that any such statements will prove to be correct. Actual results and developments may be materially different from those expressed or implied by such statements. We urge you to read our annual report for 2004 on Form 20-F, filed with the SEC on April 27, 2005.

We currently file periodic reports with the SEC that are publicly available. In addition, we are currently subject to the ongoing reporting requirements of the Luxembourg Stock Exchange.

Apart from any requirements pursuant to the laws and regulations discussed above, we have no obligation to, and do not intend to, update publicly or revise any forward-looking statements in this report, whether as a result of new information, future events or otherwise. You are cautioned not to rely unduly on forward-looking statements when evaluating the information presented in this report.

PART II - OTHER INFORMATION

ITEM 1.                         LEGAL PROCEEDINGS

There have been no material changes with respect to this item since the filing of our annual report on Form 20-F for the year ended December 31, 2004 filed with the SEC on April 27, 2005.

ITEM 2.                         CHANGES IN SECURITIES AND USE OF PROCEEDS

None.

ITEM 3.                         DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 4.                         SUBMISSION OF MATTERS TO VOTE OF SECURITY HOLDERS

None.

ITEM 5.                         OTHER INFORMATION

None.

ITEM 6.                         EXHIBITS AND REPORTS ON FORM 8-K

None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Cableuropa, S.A.U.

Date: December 21, 2005

By: /s/ Richard Alden
Richard Alden
Chief Executive Officer